SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2006

of

DUKE ENERGY RETIREMENT SAVINGS PLAN

Commission File Number 1-32853

Issuer of Securities held pursuant to the Plan is

DUKE ENERGY CORPORATION, 526 South Church Street,

Charlotte, North Carolina 28202-1803

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Financial Statements as of December 31, 2006 and 2005, and for the year ended December 31, 2006,

Supplemental Schedules as of and for the year ended December 31, 2006, and

Report of Independent Registered Public Accounting Firm

NOTE:	The accompanying financial statements have been prepared for the purpose of filing with Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedules listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants in

Duke Energy Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Duke Energy Retirement Savings Plan (the “Plan”) as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2006 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

DELOITTE & TOUCHE LLP

Charlotte, North Carolina

June 28, 2007

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

(IN THOUSANDS)

	2006	2005
Assets:
Investments (Notes 1, 2, 3, and 4)	$2,881,534	$2,475,009

Receivables:
Participants’ contributions	3,220	3,343
Employer’s contributions	2,120	2,236
Due from broker for securities sold	1,815	544
Accrued interest and dividends	1,404	1,038

Total assets	2,890,093	2,482,170

Liabilities:
Due to broker for securities purchased	1,589	951
Other payables	828	550

Total liabilities	2,417	1,501

Net assets available for benefits	$2,887,676	$2,480,669

See notes to financial statements.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2006

(IN THOUSANDS)

Additions to net assets attributed to:

Investment income (Notes 2, 3 and 4):
Net appreciation in fair value of investments	$412,771
Dividends	72,544
Interest	11,029

Total investment income	496,344

Contributions (Note 1):
Participants’	97,714
Employer’s	63,369
Participants’ rollover contributions	1,210

Total contributions	162,293

Total additions	658,637

Deductions from net assets attributed to:

Benefits paid to participants	249,286
Investment management expenses (Notes 2 and 4)	2,344

Total deductions	251,630

Net increase in net assets available for benefits	407,007

Net assets available for benefits, beginning of year	2,480,669

Net assets available for benefits, end of year	$2,887,676

See notes to financial statements.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

1.	Description of the Plan:

The following description of the Duke Energy Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

Participation and Purpose

The Plan is sponsored by Duke Energy Corporation (“Duke Energy”). Duke Energy and each of its affiliated companies that is at least 80% owned and that participate in the Plan are collectively referred to as “Participating Companies”.

The purpose of the Plan is to provide an opportunity for eligible employees to enhance their long-range financial security through employee contributions, matching contributions from Participating Companies, and investment among certain investment funds, one of which provides an investment interest in Duke Energy Corporation common stock (“Common Stock”). This defined contribution plan is an employee stock ownership plan and is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Generally, employees of a Participating Company are eligible to enter and participate in the Plan if they 1) have attained the age of eighteen, and 2) are paid on the Participating Company’s U. S. payroll system.

Contributions

Participants may authorize payroll deductions from eligible earnings in the form of before-tax deferrals and/or after-tax deferrals. Participants may elect to contribute (subject to certain limitations) up to 75% of eligible earnings per pay period without regard to years of service. Various provisions of the Internal Revenue Code may limit the deferrals of some highly compensated employees. All deferrals are exempt, up to the allowed maximum, from federal and state income tax withholding in the year they are deferred, but are subject to payroll taxes. Participant deferrals are intended to satisfy the requirements of Section 401(k) of the Internal Revenue Code. The Participating Company contributes (subject to certain limitations) an amount equal to 100% of before-tax contributions, excluding catch-up contributions, of up to 6% of eligible pay per pay period. Participant after-tax contributions and matching contributions are intended to satisfy the requirements of Section 401(m) of the Internal Revenue Code.

Rollover Contributions to the Plan

Rollover contributions represent amounts recorded when participants elect to contribute amounts to their Plan accounts from other eligible, tax-qualified retirement plans or qualified individual retirement accounts. Rollover contributions of approximately $1,210,000 were made to the Plan in 2006.

Investments

Subject to limitations discussed below, participants may invest their Plan accounts in any or all of the investment funds offered in the Plan. Participant accounts invest in "units" of a fund based on its net asset value. The value of an account is updated each business day. Throughout the Plan year, eleven funds were offered for investment.

Participant balances that are attributable to the prior Duke Energy Corporation Employees’ Stock Ownership Plan or the Tax Credit Employee Stock Ownership Plan of PanEnergy Corp and participating affiliates may only be invested in the Plan’s Duke Energy Corporation Common Stock Fund. A matching contribution will initially be invested in the Duke Energy Corporation Common Stock Fund; however, participants may transfer all or a portion of the matching contributions out of the Duke Energy Corporation Common Stock Fund into any other fund as early as the next business day.

Participants' Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions, the Company’s contributions, and Plan earnings and charged with benefit payments and allocations of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The selection from available investment funds is the sole responsibility of each participant, and the Plan is intended to satisfy the requirements of Section 404(c) of ERISA.

Vesting and Distribution

A participant is 100% vested in his Plan account. For example, a participant may elect to receive certain distributions from his Plan account during continuation of employment. The Plan provides for several different types of in-service withdrawals, including hardship and age 59 1/2 withdrawals. A hardship distribution must comply with Section 401(k) of the Internal Revenue Code.

Payment of Benefits

On termination of employment for any reason a participant or, if the participant is deceased, his beneficiary, may request the distribution of the balance of the participant’s Plan account. Distributions are made as soon as practicable after the occasion for the distribution, except that a participant may elect that a distribution be delayed until no later than April 1 of the calendar year following the calendar year in which he attains age 70 1/2. A beneficiary of a deceased participant may elect that a distribution be delayed for up to one year following the date of death.

Employee Loans Receivable

Participants may borrow, with some limitations, from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (i) $50,000 minus the highest outstanding loan balance during the 12-month period prior to the new loan, or (ii) 50% of their account balances. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loan is secured by the balance in the participant’s Plan account and bears interest at a rate of 1% more than the prime interest rate in effect at the issuance of the loan, as determined by the Benefits Committee. Principal and interest is paid ratably through payroll deductions. Loan receipts will be reinvested based on the participant’s investment election for employee contributions at the time of repayment.

Plan Termination

The Participating Companies expect and intend to continue the Plan indefinitely, but have the right under the Plan to amend, suspend or terminate the Plan subject to the provisions set forth in ERISA. In the event of termination of the Plan, the net assets of the Plan would be distributed to participants based on their Plan accounts.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition

Investments are reported at fair market value. Investments in common trust funds and separately managed funds (“funds”) are stated at estimated fair values, which have been determined based on the unit values of the funds. Unit values are determined by the organization sponsoring such funds by dividing the fund’s net assets at fair value by its units outstanding at each valuation date. Duke Energy Corporation common stock is valued at the quoted market price at year-end. Money market funds are valued at cost plus accrued interest, which approximates fair value. Participant loans are valued at cost plus accrued interest, which approximates fair value.

Certain Plan investments hold futures contracts, which meet the definition of a derivative. The Plan’s primary objective in holding these derivatives is investment appreciation, and, accordingly, does not designate such derivatives as hedges of risks. Such derivatives are recorded in the accompanying statements of net assets at their fair value, and changes in fair value are recorded in net appreciation in fair value of investments in the accompanying statement of changes in net assets available for benefits.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the common trust funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits

Benefits are recorded when paid.

Investment Management Expenses

Investment management expenses are paid by the Plan to third party vendors.

3.	Investments:

The following presents investments that represent 5% or more of the Plan’s net assets available for benefits (in thousands):

	December 31,
	2006		2005
Duke Energy Corporation common stock, 52,614 and 54,778 shares, respectively	$1,747,315	*	$1,503,663	*
Barclays Global Investors Equity Index Fund, 8,751 and 9,997 shares, respectively	181,318		178,749
Barclays Global Investors Russell 1000 Value Fund, 9,624 and 8,899 shares, respectively	155,137		*	*
State Street Bank Short Term Investment Fund, 237,297 and 170,538 shares, respectively	237,297	*	170,538	*

*	Nonparticipant – directed
**	Represents less than 5% of net assets available for benefits as of this date

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows (in thousands):

Common stock	$220,885
Common trust funds:
Equity funds	85,391
Balanced funds	21,876
Fixed funds	(4,406)
Separately managed funds – equity	11,601
Other short-term investments	77,424

$412,771

Nonparticipant-Directed Investments:

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows (in thousands):

	December 31,
	2006	2005
Net Assets:
Common stock	$1,747,315	$1,503,663
Other short-term investments	237,297	171,037

	$1,984,612	$1,674,700

Year ended December 31, 2006
Changes in Net Assets:
Net appreciation in fair value of investments	$219,568
Contributions	63,369
Dividends	72,544
Transfers from participant-directed investments	98,578
Distributions to participants	(144,147)

$309,912

4.	Exempt Party-in-Interest Transactions:

Certain Plan investments are shares of common trust funds, separately managed funds, and a money market fund managed by State Street Bank and Trust Company (“State Street”). State Street is the trustee as defined by the Plan and, therefore, transactions with State Street and the funds they manage qualify as party-in-interest transactions. Fees paid by the Plan were approximately $2,344,000 for the year ended December 31, 2006.

Also included in the Plan’s investments are shares of common stock of Duke Energy Corporation, the Plan’s sponsor. Transactions in shares of Duke Energy common stock qualify as party-in-interest transactions. At December 31, 2006 and 2005, the Plan held 52,614,122 shares and 54,778,247 shares, respectively, of the Duke Energy stock with a cost basis of $1,102,132,000 and $1,135,032,638, respectively. During the year ended December 31, 2006, the Plan recorded related dividend income of approximately $72,544,000.

5.	Federal Income Tax Status:

The Internal Revenue Service has determined and informed Duke Energy by a letter dated February 16, 2006, that the Plan is qualified and the related trust is exempt from federal income tax under the provisions of Section 501(a) of the Internal Revenue Code. The Plan is intended to be tax-qualified under Section 401(a) of the Internal Revenue Code of 1986, as amended. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s legal counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan and the related trust continue to be tax exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Adoption of New Accounting Guidance:

The Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”) became effective for the 2006 Plan year. As required by the FSP, the statements of net assets available for benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefit is presented on a contract value basis and is not affected by the adoption of the FSP. The Plan does not hold any investment options that fall under the guidance of the FSP.

7.	Subsequent Events:

On January 2, 2007, Duke Energy completed the spin-off of its natural gas businesses, named Spectra Energy Corp. Effective as of the occurrence of the spin-off, participants affected by the spin-off cease to be participants in the Plan. Participant accounts affected by the spin-off were transferred to the Spectra Energy Retirement Savings Plan, established effective as of January 2, 2007. The Spectra Energy Retirement Savings Plan is deemed to be a continuation of the Plan with respect to the affected participants, and transfer of affected participant accounts was not deemed a termination or partial termination of the Plan with respect to the affected participants or otherwise.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2006

(IN THOUSANDS)

	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost		Current Market Value
*	Duke Energy Corporation	Common Stock	1,102,132		1,747,315
	Barclays Global Investors Equity Index Fund	Common Trust Fund	*	*	181,318
	Capital Guardian Int'l. Equity Fund	Common Trust Fund	*	*	131,223
	Barclays Global Investors Russell 1000 Value Fund	Common Trust Fund	*	*	155,137
	US Large Cap Growth Fund	Separately Managed Fund	*	*	85,598
	US Small Cap Equity Fund	Separately Managed Fund	*	*	128,506
*	State Street Global Advisory - Conservative Balanced Fund	Common Trust Fund	*	*	19,934
*	State Street Global Advisory - Moderate Balanced Fund	Common Trust Fund	*	*	37,839
*	State Street Global Advisory - Aggressive Balanced Fund	Common Trust Fund	*	*	38,782
	Morgan Stanley Bond Fund	Separately Managed Fund	*	*	68,484
*	State Street Bank Short Term Investment Fund	Money Market Fund	237,297		237,297
*	Employee Loans Receivable	Participant Loans	*	*	50,101
		Interest Rates 5.00% - 10.5%
		Maturities ranging from 2007-2021

	Total				$2,881,534

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

DUKE ENERGY

RETIREMENT SAVINGS PLAN

Form 5500, Schedule H, Line 4j – Schedule of Reportable Transactions

Year Ended December 31, 2006

(IN THOUSANDS)

(a) Identity of Party Involved	(b) Description of asset	(c) Purchase Price	(d) Selling Price	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain
Series in Same Security
Purchases:
Duke Energy	Common Stock	$165,993		$165,993	$165,993

Sales:
Duke Energy	Common Stock		$93,012		$63,861	$29,151

Pursuant to the requirements of the Securities Exchange Act of 1934, the Duke Energy Corporation Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DUKE ENERGY RETIREMENT SAVINGS PLAN

Date: June 28, 2007	By:	/s/ Martin Brown
Martin Brown
Managing Director, HR Client Services